

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

      **Re:  Stratos Renewables Corp**
             **Amendment No. 2 to Registration Statement on Form 10-12G**
             **Filed April 14, 2022**
             **File No. 000-53187**

Dear Mr. Sharp:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc:     Ernest Stern, Esq.